UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Creative Medical Technology Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

22529Y 101

(CUSIP Number)

Timothy Warbington

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Timothy Warbington i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 6,466,667 SHARES
	8	shared voting power 68,511,217 SHARES
	9	sole dispositive power 6,466,667 SHARES
	10	shared dispositive power 68,511,217 SHARES
11	aggregate amount beneficially owned by each reporting person 74,977,884 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 15.6%
14	type of reporting person* IN

1	name of reporting person Creative Medical Health, Inc. i.r.s. identification no. of above person (entities only) EIN 45-3715583
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with	7	sole voting power 0 SHARES
	8	shared voting power 68,511,217 SHARES
	9	sole dispositive power 0 SHARES
	10	shared dispositive power 68,511,217 SHARES
11	aggregate amount beneficially owned by each reporting person 68,511,217 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 14.3%
14	type of reporting person* HC

PRELIMINARY STATEMENT

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Timothy Warbington (“Mr. Warbington”) and Creative Medical Health, Inc., a Delaware corporation, (“CMH” and together with Mr. Warbington, the “Reporting Persons”) with the Securities and Exchange Commission on June 6, 2016, as amended and filed on or about February 6, 2017, and May 18, 2017, with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Issuer”). This Amendment reports the acquisition of 3,000,000 non-convertible shares of Series A Preferred Stock by Mr. Warbington on January 12, 2018, for an aggregate of $150,000 or $0.05 per share. It also reports the expiration of the 10b5-1 Plan. It further reports the conversion of outstanding promissory notes and issuance of 9,855,290 shares to CMH. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Initial Statement, as amended. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The following items of the Initial Statement, as amended, are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Effective April 11, 2018, Creative Medical Technology Holdings, Inc., the operating subsidiary of CMH (“CELZ”) amended promissory notes issued by it and by its operating subsidiary, Creative Medical Technology, Inc., to CMH. The 8% promissory notes were originally issued February 2, 2016, in the principal amount of $50,000, on May 1, 2016, in the principal amount of $50,000, and on May 18, 2016, in the principal amount of $25,000. The conversion formula on the principal and accrued interest on the amended notes is 120% of the 30-day volume weighted average price (VWAP) for the common stock of CELZ traded March 1, 2018 through March 30, 2018. Immediately upon amendment of the notes, CMH converted the total outstanding principal and interest of the notes, which was $136,003. The VWAP for the 30-day period ended March 30, 2018, was $0.0138 and the number of shares issued to CMH for the conversion was 9,855,290 common shares.

Item 4. Purpose of Transaction.

Mr. Warbington intends to participate in and influence the affairs of the Issuer with respect to his voting rights associated with his shares of common and preferred stock in retaining voting control of the Issuer.

In addition to Mr. Warbington’s common stockholdings, he holds 3,000,000 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s Series A Preferred Stock is entitled to 1,000 votes per share on each matter submitted to a vote of stockholders. Holders of Series A Preferred Shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the Series A Preferred Stock, Mr. Warbington has the ability to continue control the outcome of all matters submitted to a vote of stockholders, including the election of directors.

Mr. Warbington’s aggregate voting power, with his common and Series A Preferred Stock holdings, is approximately 92.9% based upon the number of shares of common stock outstanding reported in the Issuers Current Report on Form 8-K filed with the Commission on March 2, 201810-Q for the quarter ended September 30,2017.

Mr. Warbington does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Pursuant to Rule 13d-3(a), at the close of business on April 12, 2018, the Issuer had 480,035,712 shares of Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Commission on April 13, 2018. Of the total shares beneficially owned by the Reporting Persons, (i) Mr. Warbington beneficially owns 74,977,884 shares of Common Stock (which includes 68,511,217 shares of Common Stock owned by CMH), which constitutes approximately 15.6% of the outstanding shares of the Issuer; and (ii) CMH beneficially owns 68,511,217 shares of Common Stock (which includes 30,000 shares issuable upon exercise of outstanding warrants), which constitutes approximately 14.3% of the outstanding shares of the Issuer. Mr. Warbington shares beneficial ownership of 68,511,217 shares with CMH of which he has voting control of the shares.

In addition to the Reporting Persons’ common stockholdings, Mr. Warbington holds 3,000,000 shares of the Issuer’s non-convertible Series A Preferred Stock. Each share of the issuer’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the Issuer’s non-convertible Series A Preferred Stock is entitled to 1,000 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the Series A Preferred Stock, Mr. Warbington has the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors.

(c)       Except as reported herein, the Reporting Persons did not effect any transactions in the Issuer’s common stock in the last 60 days.

(d)       Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The 10b5-1 trading plan dated May 15, 2017 (the “Plan”), by CMH previously reported in the second amendment to this Schedule 13D expired on November 10, 2017.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
Management Services Agreement dated November 17, 2017	8-K	000-53500	99.1	11/17/17

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018	/s/ Timothy Warbington
Timothy Warbington

Creative Medical Health, Inc.

Dated: April 13, 2018	By:	/s/ Timothy Warbington
Timothy Warbington, CEO